MEMORANDUM

DATE: February 25, 2002

TO: File

FROM: Dominique Sasson

RE: Item 77(i): Form N-SAR for Variable Insurance Products Fund IV

Pursuant to a Board approved vote on June 6, 2001, Variable Insurance Products Fund IV commenced Initial Class shares of Consumer Industries Portfolio, Cyclical Industries Portfolio, Financial Services Portfolio, Health Care Portfolio, Natural Resources Portfolio, Technology Portfolio, and Telecommunications & Utilities Growth Portfolio.

Initial Class shares of Consumer Industries Portfolio, Cyclical Industries Portfolio, Financial Services Portfolio, and Health Care Portfolio commenced on July 18, 2001. Initial Class shares of Natural Resources Portfolio, Technology Portfolio, and Telecommunications & Utilities Growth Portfolio commenced on July 19, 2001.